FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

February 27, 2003

Amersham plc
(Translation of registrant’s name into English)

Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
England
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [ X ]         Form 40-F  [   ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rules 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]      No  [ X ]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rules 12g3-2(b): 82-

SIGNATURE
News Release
HIGHLIGHTS
Financial overview
Group profit and loss account
Statement of total recognised gains and losses
Reconciliation of movement in equity shareholders’ funds
Group balance sheet
Group cash flow statement
Notes to the financial statements
CAUTIONARY STATEMENT FOR PURPOSES OF THE ‘SAFE HARBOR’ PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMERSHAM PLC (Registrant)

DATE: February 27, 2003	By

Name: Susan M. Henderson Title: Deputy Company Secretary

List of exhibits to the FORM 6-K dated February 27, 2003

1. Amersham plc Preliminary Results (Year Ended December 31 2002)

News Release

PRELIMINARY RESULTS
FOR THE 12 MONTHS ENDED 31 DECEMBER 2002

26 February 2003

Enquiries:

UK
Investors
Alexandra Morris	Tel: +44 1494 542 051

Media
Dr. Lynne Gailey	Tel: +44 1494 542 050
Dr. Graeme Holland	Tel: +44 1494 542 115

US
Tracy Cheung	Tel: +1 732 457 8684

Amersham maintains good momentum with overall sales up 7%
and strong EPS growth

HIGHLIGHTS

     All results are stated before exceptional items and goodwill amortisation unless otherwise noted. Management believes that exclusion of these items provides a better comparison of business performance for the periods presented. Trading profit represents operating profit before R&D. All growth rates are stated at constant exchange unless otherwise noted.

		12 months	Growth at	Growth at
	12 months	to 31 Dec 01	constant	actual
	to 31 Dec 02	restated*	exchange rate	exchange rate

	£m	£m	(CER) %	%
Sales	1,618	1,603	7 #	1
Operating profit	310	293	7	6
Profit before tax	300	279	8	8
Earnings per share	29.9p	26.6p	15	12
Statutory earnings per share[1]	26.1p	33.2p		(21)
Dividend per share	7.8p	7.1p		10

•	Sales up 7%# to £1,618 million, profit before tax up 8% to £300 million. Strong earnings per share up 15% to 29.9p, including benefit from lower tax rate

•	Amersham Health sales up 8% to £948 million

—	Medical diagnostics (ex Japan) up 14% to £723 million, with patented products up 22% to £354 million surpassing sales of unpatented products, in the second half, for the first time

•	Amersham Biosciences sales up 6%# to £670 million

—	Protein separations sales up 15%# to £276 million driven by excellent growth in bioprocess in the second half of the year. Discovery systems sales 1%# lower at £394 million as a result of slowdown in instrument sales

•	Restructuring of discovery systems to accelerate move to profitability during 2004, with annualised cost savings of more than £30 million

•	Operating cash flow was £346 million, net debt was £182 million

1	Statutory earnings per share are stated after exceptional items and goodwill amortisation. After exceptional items and goodwill amortisation operating profit was £273 million up from £272 million in 2001 and profit before tax was £264 million down from £314 million in 2001

•	Comparable growth excluding disposed business

*	Restated for FRS 19 ‘Deferred Taxation’

     Sir William Castell, Chief Executive, Amersham plc, said, “We have continued to see good momentum in our business, driven by medical diagnostics and protein separations where we have clear leadership in high growth markets. In discovery systems we will see significant benefits from the steps announced today to accelerate the move of this business area into profitability. Our businesses continue to generate good operating cash flow and we will be making a number of major investments in manufacturing capacity in 2003 to underpin our long term growth”.

Financial overview

     Amersham plc continued to make good progress in 2002. Turnover was £1,618 million, up seven per cent, with Amersham Health sales up eight per cent and Amersham Biosciences sales up six per cent. Trading profit was £494 million, up seven per cent. Following R&D expenditure of £184 million, up six per cent, operating profit was £310 million, up seven per cent. Net interest expense was £7 million. Profit before tax increased by eight per cent to £300 million.

     The results, as reported in sterling, are affected by movements in foreign exchange. Amersham has net income in US dollars, euros and Japanese yen and net costs in Norwegian kroner and Swedish kronor. Amersham operates a rolling currency hedging programme to cover its net transaction exposures. During 2002, reported sales growth in sterling was adversely impacted by the weakening of the dollar and the yen against sterling, but the impact on reported profit before tax was neutral as a result of the currency hedging programme. Assuming current rates of exchange prevail for the remainder of 2003, there will be an adverse impact on Amersham’s sales of £40 million and on profit before tax of £30 million.

     The tax charge in 2002 benefited from the successful resolution of prior year items, which reduced the tax rate by 1.1 per cent. This, together with the reorganisation of the US tax group following the purchase of the minority stake in Amersham Biosciences, contributed to a lower tax rate of 31.4 per cent for 2002 compared with 34.7 per cent in 2001 (restated for the introduction of the new accounting standard on deferred taxation, FRS19). Earnings per share before exceptional items and goodwill amortisation increased by 15 per cent to 29.9p. The board is recommending a final dividend of 5.15p per share, giving a full-year dividend of 7.8p per share, up 10 per cent.

     After goodwill amortisation and exceptional items, which included a gain of £55 million on the sale of the remaining stake in Nycomed Pharma in 2001, profit before tax was £264 million, down from £314 million in 2001. Statutory earnings per share of 26.1p included an exceptional tax credit of £9.2 million and were down from 33.2p.

     Net cash flow from operating activities was £346 million. Free cash flow was £139 million, down from £204 million in 2001, following an increase in capital expenditure of £46 million primarily in manufacturing in Amersham Health. 2001 free cash flow benefited from £22 million of asset sales. Net debt at year end was £182 million, including benefit of £92 million from movements in foreign exchange, up from £25 million at 31 December 2001 primarily as a result of the £704 million purchase of Pharmacia Corp’s 45 per cent stake in Amersham Biosciences, which was financed through the issue of 57.5 million shares, existing bank facilities and cash resources.

Amersham Health

	2002	2001	CER
	£m	£m	Growth %

Sales	948	922	8
Trading profit	351	324	10
R&D	(95)	(83)	14
Operating profit	256	241	9

     Amersham Health is a market-leading, global business specialising in in-vivo diagnostic products for the early and accurate detection of disease. In 2002, Amersham Health achieved sales of £948 million, up eight per cent. Excluding Japan, sales of medical diagnostic products grew 14 per cent to £723 million. In Japan, sales fell six per cent, following a reduction in in-market prices as a result of the Japanese government’s biennial pharmaceutical price review. Trading profit increased 10 per cent to £351 million driven by growth in higher margin products and manufacturing efficiencies. In 2002, investment in R&D increased 14 per cent to £95 million, reflecting investment in new projects, the move of a number of products into later stage development and including £3 million incremental investment in Imanet™, Amersham’s network of leading imaging research centres established in 2001. After R&D expenditure, operating profit was £256 million, up nine per cent. Excluding profits from the disposal of the TARC research facility in 2001, operating profit grew 11 per cent. The operating margin of 26.9 per cent was slightly higher than the 26.1 per cent achieved in 2001.

     Amersham Health’s portfolio of patented diagnostic products continued to drive growth, with sales up 22 per cent to £354 million. In the second half of the year, sales of patented diagnostic products surpassed those of unpatented products for the first time. In X-ray diagnostics, sales were £335 million, up eight per cent. Sales of Visipaque™, a third generation product offering improved safety and comfort for cardiac and other patients, grew 18 per cent to £91 million. Omnipaque™, the world’s best selling in-vivo diagnostic product, reached sales of £222 million, up six per cent. Sales in magnetic resonance imaging (MRI) were £97 million, up 17 per cent, largely due to Omniscan™ with its broad utility in neurology, cancer and cardiology. Radiopharmaceutical diagnostic products grew 14 per cent to £269 million, driven by sales of the heart diagnostic product Myoview™ which were up 26 per cent to £133 million.

     The US market for prostate cancer brachytherapy seeds continues to see price erosion, leaving global therapy sales down £9 million at £62 million in 2002. However, sales of RapidStrand™ continued to grow strongly in both the US and Europe.

Portfolio development

     Amersham Health has been actively managing and developing its portfolio, with initiatives in life-cycle management projects, partnerships and in-licensing, as well as continued internal research and development. Good progress was made in a number of areas.

     Life cycle management of Myoview™, a leading heart imaging agent for visualising blood flow to the heart muscle, progressed well. A phase III clinical trial for use of Myoview™ in left ventricular function has been completed and the file submitted to the FDA. In October, Myoview™ received European approval for use in breast tumour imaging.

     Phase II trials to extend the use of the MRI product Omniscan™ in cardiac perfusion and angiography have been successfully completed. Negotiations have been initiated with the FDA and EMEA on phase III trials.

     A revised development programme has commenced for DaTSCAN™, a molecular radiopharmaceutical used in the diagnosis of Parkinson’s disease and related disorders, to extend its indication to include the differentiation of Lewy body from other forms of dementia. Based on supporting proof-of-concept data from external studies, the new programme will greatly reduce time-to-market by proceeding directly to phase III trials.

     In the US and Europe, myocardial perfusion has been the primary target market for the development of Sonazoid™, a third generation ultrasound product. The use of ultrasound for this indication has been limited by the slow development of sufficiently robust imaging procedures. Therefore, although Sonazoid™ has shown excellent safety data, a decision has been taken to suspend work in the US and Europe and to continue to focus on Optison™, which is marketed for improved visualisation of the surfaces of the heart muscle. In Japan, the development of Sonazoid™ by Daiichi continues. The first use of Sonazoid™ imaging in Japan will be established in the liver disease market.

     Imanet™ continues to provide the pharmaceutical industry with an unsurpassed resource to support their imaging needs in research. In addition to the strategic collaboration with Pfizer announced last January, Imanet™ carried out research for the majority of the world’s top pharmaceutical companies. Through its activities in 2002 some promising new potential diagnostic imaging leads were identified, which are now under evaluation within Imanet™ and Amersham Health’s research function.

     Nihon Medi-Physics (NMP), Amersham’s joint venture with Sumitomo Chemical, is investing £68 million to deliver PET diagnostic products to key medical centres in Japan. NMP aims to construct six new manufacturing facilities to supplement its three existing manufacturing sites. Under current regulations NMP expects to gain a six-year exclusivity period to the Japanese market for its first PET diagnostic product.

Amersham Biosciences

			CER
	2002	2001	Growth %

	£m	£m
Sales	670	681	6#
Protein separations	276	268	15#
Discovery systems	394	413	(1)#

Operating profit	75	72	—
Protein separations	107	96
Discovery systems	(32)	(24)

#	Comparable growth excluding disposed business.

     Amersham Biosciences comprises two business areas, protein separations and discovery systems. Sales in 2002 were £670 million, up six per cent. Trading profit increased by one per cent to £163 million. As planned the rate of growth in R&D expenditure was held back, with investment of £88 million, up three per cent. Excluding the £8 million dilutive impact of the CodeLink™ and Cimarron acquisitions, operating profit grew nine per cent, benefiting from the excellent margins in protein separations and the Applera litigation settlement.

Protein separations

     Protein separations is the market leader in chromatography systems for the purification of proteins on a laboratory and industrial scale (bioprocess). Sales in 2002 were £276 million, up 15 per cent, driven by excellent growth in bioprocess and including first-time benefit from filtration or membrane separation products. Operating profit was up from £96 million to £107 million. The good growth in this market is driven by the increasing number and volume of biopharmaceuticals (such as insulin, monoclonal antibodies and vaccines). As anticipated, sales accelerated through the year, with the fourth quarter being particularly strong as biotech and pharmaceutical companies purchased manufacturing instruments and media for new production plants and for drugs entering clinical trials.

     In addition, two further areas contributed to the growth for industrial-scale bioprocess systems in 2002. First, the market for products used in the manufacture of DNA-based pharmaceuticals saw rapid growth, driving sales of OligoProcess™ systems. Second, the membrane separations businesses, acquired in February, delivered good sales as biopharmaceutical customers took advantage of the broader offering.

     The laboratory separations area saw lower instrument sales, following the exceptionally high growth in 2001, and as a result of more cautious spending by pharmaceutical companies. Sales of media continued to be good.

Discovery systems

     Discovery systems provides high throughput systems to improve the effectiveness of life science and pharmaceutical R&D, as well as a broad range of laboratory research tools and technology to purify, detect and analyse biological molecules. Sales in 2002 were £394 million, down one per cent, impacted by market conditions, notably the slowdown in pharmaceutical company spending on capital equipment. Instrument sales, representing about one quarter of discovery systems sales, were down significantly compared with 2001. However, customer spending on consumables, reagents and software remained good. Discovery systems had an operating loss of £32 million including the dilutive impact of the CodeLink™ and Cimarron acquisitions. Excluding this, the operating loss was unchanged from the prior year.

     The steps taken in genomics at the beginning of 2002, together with the Applera litigation settlement, moved genomics into profit for the year. As the market leader in enzymology, as applied in genomics, sales of reagents and consumables continue to be good. Progress has also been made with the Codelink™ pre-arrayed slide technology, acquired in July. As anticipated the pre-arrayed slide distribution agreement with Affymetrix in Japan ended in December.

     In proteomics the Ettan™ 2D DIGE technology that allows the protein content of several samples to be simultaneously analysed and compared, continued to grow well. In bioassays, two new instruments, the next generation LEADseeker™ and the IN Cell Analyzer, were launched and have been well received by customers.

Restructuring of discovery systems

     Discovery systems is a business with good long-term growth prospects and its market franchise and strong portfolio position it well for the future. In light of developments in the life sciences market, a restructuring programme has been put in place to accelerate the move into profitability during 2004.

     The research and development portfolio will be refocused on a smaller number of high-value systems-based products linking instruments with reagents and on high-value stand-alone consumables. In addition the sales and marketing team will increase efficiency by more effectively targeting the high growth customer segments. Driving to deliver a more efficient manufacturing cost base and focusing research and development on fewer sites will result in the loss of approximately 400 jobs. Amersham will incur one-off costs in the range of £45-50 million, which is expected to result in savings running at the rate of £30-35 million per annum by the end of 2004.

Management

     Peter Loescher was appointed President of Amersham Health and an Executive member of the Amersham Board in December 2002.

     From March 2003, Peter Ehrenheim, President, Protein Separations, will report directly to Sir William Castell, allowing Andrew Carr, President, Amersham Biosciences, to focus on discovery systems, strengthening performance management.

Outlook

     Following the good performance in 2002, Amersham is well placed to achieve further good growth in 2003. The following guidance is given before the impact of foreign exchange:

•	Amersham Health is expected to continue the good growth in medical diagnostics excluding Japan, and operating margins are anticipated to be at similar levels to those achieved in 2002. Amersham Health sales in Japan are expected to decline at a lower rate than in 2002.

•	Protein separations is expected to see good growth with sales growth again expected to be stronger in the second half of the year. Increased investment in R&D will bring operating margins down slightly.

•	Discovery systems is expected to see good sales growth in reagents, consumables and software. Visibility for capital expenditure on instrumentation remains low. The restructuring plans are expected to bring benefits in 2003 moving the business to profitability during 2004.

     Amersham will announce its first quarter sales progress on 30 April.

Dividend calendar

23 April 2003	Ex dividend date for final dividend
25 April 2003	Record date for final dividend
7 May 2003	Annual General Meeting
2 June 2003	Payment of final dividend for the year ended 31 December 2002

Group profit and loss account

					12 months to 31 Dec 2001
		12 months to 31 Dec 2002			Restated

		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
	Notes	items	items	Total	items	items	Total

		£m	£m	£m	£m	£m	£m
Sales including share of joint venture	2,3	1,618.2	—	1,618.2	1,602.5	—	1,602.5
Less share of joint venture sales		(80.5)	—	(80.5)	(87.3)	—	(87.3)

Group turnover		1,537.7	—	1,537.7	1,515.2	—	1,515.2

Group operating profit before exceptional items and goodwill amortisation		286.6	—	286.6	266.4	—	266.4
Exceptional items	4	—	—	—	—	(8.7)	(8.7)
Goodwill amortisation		(36.6)	—	(36.6)	(11.7)	—	(11.7)

Group operating profit		250.0	—	250.0	254.7	(8.7)	246.0
Share of operating profit of joint venture and associates		23.2	—	23.2	26.1	—	26.1

Total operating profit	2	273.2	—	273.2	280.8	(8.7)	272.1
Profit on sale of fixed asset investment	4	—	—	—	—	55.3	55.3
Amounts written off investments		(2.4)	—	(2.4)	(4.4)	—	(4.4)
Net interest payable		(7.1)	—	(7.1)	(8.7)	—	(8.7)

Profit on ordinary activities before taxation		263.7	—	263.7	267.7	46.6	314.3
Tax on profit on ordinary activities	4,5	(94.3)	9.2	(85.1)	(97.0)	0.5	(96.5)

Profit on ordinary activities after taxation		169.4	9.2	178.6	170.7	47.1	217.8

Loss / (profit) attributable to equity minority interests		0.7	—	0.7	(6.2)	2.0	(4.2)
Profit attributable to non-equity minority interests		(0.6)	—	(0.6)	(2.9)	—	(2.9)

Loss / (profit) attributable to minority interests		0.1	—	0.1	(9.1)	2.0	(7.1)

Profit for the financial year attributable to shareholders		169.5	9.2	178.7	161.6	49.1	210.7
Dividends paid and proposed	6	(57.3)	—	(57.3)	(45.2)	—	(45.2)

Retained profit for the financial year		112.2	9.2	121.4	116.4	49.1	165.5

Earnings per ordinary share	7
— basic				26.1p			33.2p
— before exceptional items and goodwill amortisation				29.9p			26.6p
— average number of shares				684.7m			634.4m
Diluted earnings per ordinary share — after exceptional items and goodwill amortisation				25.9p			33.0p

Dividends per ordinary share	6			7.80p			7.10p

Share of operating profit of joint venture and associates includes income from the group’s joint venture interest in Nihon Medi-Physics (NMP) of £23.2m (2001 — £26.1m).

Figures for the 12 months to 31 December 2001 have been restated following the introduction of FRS19 as explained in note 11.

All results are derived from continuing operations.

Statement of total recognised gains and losses

			12 months to
		12 months to	31 Dec 2001
	Notes	31 Dec 2002	Restated

		£m	£m
Profit for the financial year attributable to shareholders		178.7	210.7
Tax (charge) / credit on foreign currency hedge loan		(5.4)	0.3
Foreign currency translation of net investment in subsidiaries		53.4	(4.0)
Foreign currency translation of net investment in joint venture		(0.2)	(0.2)

Total recognised gains for the year		226.5	206.8

Prior year adjustment	11	4.4

Total gains recognised since last Annual Report		230.9

Reconciliation of movement in equity shareholders’ funds

			12 months to
		12 months to	31 Dec 2001
	Notes	31 Dec 2002	Restated

		£m	£m
Profit for the financial year attributable to shareholders		178.7	210.7
Dividends	6	(57.3)	(45.2)

Retained earnings		121.4	165.5
Foreign currency translation		47.8	(3.9)
New share capital and premium (net of issue costs of £5.5m)		407.7	25.2
(Loss)/gain relating to Qualifying Employee Share Ownership Trust (QUEST)		(1.2)	1.6
Contribution to Qualifying Employee Share Ownership Trust (QUEST)		—	(9.0)

Net increase in equity shareholders’ funds		575.7	179.4
Equity shareholders’ funds at the start of the year as previously reported		591.9	408.4
Prior year adjustment	11	4.4	8.5

Restated		596.3	416.9

Equity shareholders’ funds at the end of the year		1,172.0	596.3

Group balance sheet

		At 31 Dec 2001
	At 31 Dec 2002	Restated

	£m	£m
Fixed assets
Intangible assets	751.2	152.7
Tangible assets	640.8	533.1
Investments:
Investment in joint venture:
Share of gross assets	105.2	93.7
Share of gross liabilities	(32.2)	(26.6)

Share of net assets	73.0	67.1
Investments in associates and other investments	26.4	35.0

	99.4	102.1

	1,491.4	787.9

Current assets
Stocks	208.0	180.6
Debtors – amounts due within one year	349.2	360.8
Debtors – amounts due after one year	61.3	55.4
Short term deposits and investments	22.1	99.4
Cash at bank and in hand	32.7	56.9

	673.3	753.1

Creditors – amounts due within one year
Loans	(44.6)	(30.8)
Other creditors	(482.2)	(452.5)

	(526.8)	(483.3)

Net current assets	146.5	269.8

Total assets less current liabilities	1,637.9	1,057.7

Creditors – amounts due after one year
Loans	(192.5)	(148.0)
Other creditors	(11.5)	(6.4)

	(204.0)	(154.4)

Provisions for liabilities and charges	(253.5)	(240.8)

Accruals and deferred income	(3.5)	(3.6)
Total net assets	1,176.9	658.9

Equity capital and reserves
Share capital	35.1	32.1
Share premium account	469.0	64.3
Other reserves	94.0	94.0
Profit and loss account	573.9	405.9
Equity shareholders’ funds	1,172.0	596.3
Minority interests
– Equity	4.9	20.0
– Non-equity	—	42.6

	4.9	62.6

	1,176.9	658.9

Group cash flow statement

		12 months to	12 months to
	Notes	31 Dec 2002	31 Dec 2001

		£m	£m
Net cash inflow from operating activities before exceptional items	9	345.5	342.3
Exceptional items		—	12.0

Net cash inflow from operating activities		345.5	354.3

Dividend received from joint venture		5.4	4.8

Returns on investments and servicing of finance
Interest paid		(9.2)	(19.7)
Interest received		4.9	10.3
Dividends paid by subsidiary undertakings to minority interests		(1.7)	(1.7)

		(6.0)	(11.1)

Taxation		(57.2)	(47.6)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(143.4)	(91.6)
Purchase of intangible fixed assets		(4.8)	(10.2)
Sales of tangible fixed assets		1.3	22.1
Purchase of trade investments		(3.4)	(4.9)
Cash received on disposal of investment in Nycomed Pharma		—	123.0
Costs associated with disposal of investment in Nycomed Pharma		(3.5)	(4.9)
Sale of other trade investments		1.4	—

		(152.4)	33.5

Acquisitions and disposals
Purchase of 45% minority in Amersham Biosciences		(704.1)	—
Costs associated with the purchase of 45% minority in Amersham Biosciences		(4.5)	—
Other acquisitions		(40.6)	(4.9)
Other disposals		—	1.0

		(749.2)	(3.9)

Equity dividends paid		(51.6)	(41.7)

Net cash flow before management of liquid resources and financing		(665.5)	288.3

Management of liquid resources*	10	74.5	(91.4)

Financing
Issue of share capital		413.2	16.2
Costs associated with issue of share capital		(5.5)	—
Loans and finance leases	10	161.9	(205.3)
Repayment of long term loan	10	(13.6)	—
Contribution by minority interest in Amersham Biosciences		8.7	—

		564.7	(189.1)

Cash flow in the year	10	(26.3)	7.8

Analysis of free cash flow before exceptional items
Free cash flow from:
Operating activities before exceptional items	9	345.5	342.3
Dividend received from joint venture		5.4	4.8
Returns on investments and servicing of finance		(6.0)	(11.1)
Taxation		(57.2)	(47.6)

Free cash flow after taxation and returns on investments and servicing of finance		287.7	288.4
Capital expenditure and financial investment prior to the disposal of Nycomed Pharma		(148.9)	(84.6)

Free cash flow before equity dividends		138.8	203.8

Free cash flow after equity dividends		87.2	162.1

*	Liquid resources are defined as short term deposits with banks and current asset investments in bonds and equities. These total £22.1m (2001 — £96.5m) and are shown in the balance sheet within the total of short term deposits and investments.

Notes to the financial statements

1.	Basis of preparation

     The Preliminary Announcement of results for the year ended 31 December 2002 is an excerpt from the forthcoming Annual Report & Accounts 2002 and does not constitute the statutory financial statements of 2002 nor 2001. The 2002 figures are extracted from the audited financial statements for that year which have not yet been approved by the shareholders and have not yet been delivered to the Registrar. The comparative figures are extracted from the latest published financial statements that have been delivered to the Registrar of Companies, as restated following the introduction of FRS 19 ‘Deferred Taxation’ detailed in note 11. The Auditors’ reports in respect of both years were unqualified and did not contain a statement under either Section 237(2) or Section 237(3) of the Companies Act 1985.

2.	Segmental analysis by business sector

	12 months to	12 months to
	31 Dec 2002	31 Dec 2001

	£m	£m
Sales
Amersham Health	947.7	922.0
Amersham Biosciences	670.5	680.5

	1,618.2	1,602.5

     Included within Amersham Health is the Group’s share of Nihon Medi-Physics (NMP) joint venture sales during the year of £80.5m (2001 — £87.3m).

Total operating profit before exceptional items and goodwill amortisation
Amersham Health	255.6	240.9
Amersham Biosciences	75.3	72.4
Corporate and other	(21.1)	(20.8)

	309.8	292.5

     Total operating profit before exceptional items and goodwill amortisation of £309.8m (2001 — £292.5m) is after charging research and development of £184.2m (2001 — £173.8m). Research and development costs of Amersham Health were £95.1m (2001 — £83.0m), Amersham Biosciences £88.0m (2001 — £86.4m) and Corporate and other £1.1m (2001 — £4.4m).

     The following table shows operating profit after allocation of exceptional items and goodwill amortisation. The exceptional items charged in 2002 relate £nil (2001 — £8.5m) to Amersham Health, £nil (2001 — £2.6m) to Amersham Biosciences and £nil (2001 — £2.4m income) to Corporate and other. Amortisation charged on goodwill in 2002 relates £0.9m (2001 — £1.4m) to Amersham Health, and £35.7m (2001 — £10.3m) to Amersham Biosciences.

Total operating profit after exceptional items and goodwill amortisation
Amersham Health	254.7	231.0
Amersham Biosciences	39.6	59.5
Corporate and other	(21.1)	(18.4)

	273.2	272.1

     Included within Amersham Health is the group’s share of the NMP joint venture profit before interest and tax for the year of £23.2m (2001 — £26.1m).

3.	Segmental analysis by geographical sector

	12 months to	12 months to
By destination	31 Dec 2002	31 Dec 2001

	£m	£m
Sales
Europe	427.8	392.0
North America	798.5	767.7
Japan	264.1	290.7
Asia Pacific	80.6	80.4
Rest of the world	47.2	71.7

	1,618.2	1,602.5

     Included within Japan is the group’s share of NMP joint venture sales during the year of £80.5m (2001 — £87.3m).

4.	Exceptional items

	12 months to	12 months to
	31 Dec 2002	31 Dec 2001

	£m	£m
Cost of the proposed flotation of Amersham Biosciences	—	(3.4)
Transfer of pension assets	—	9.0
Costs of exiting the disease profiling project	—	(5.8)
Costs of exiting Harwell site	—	(8.5)

Charged to operating profit	—	(8.7)

Profit on disposal of 29% of Nycomed Pharma	—	55.3

Profit on sale of fixed asset investment	—	55.3

Tax credit relating to group reorganisation	9.2	—
Total exceptional items	9.2	46.6

Tax credit related to exceptional items	—	0.5

     As a result of the formation of a consolidated tax group in the US on 31 July 2002, the group has recognised a deferred taxation asset of £9.2m primarily related to the future utilisation of tax losses arising from prior periods.

     During 2001, costs of £3.4m were incurred in relation to the proposed partial flotation of Amersham Biosciences. The costs related primarily to adviser fees and other similar costs in preparing the prospectus for flotation and in relocating the business to the US.

     During 2001, the company received £22.5m related to a transfer of assets from former pension plans. Of this amount, £13.5m has been applied against ongoing liabilities primarily for employees who have transferred into Amersham pension schemes and the balance of £9.0m was recognised as exceptional income, where the company has no further liability.

     Cash costs of £4.1m and non-cash write offs of £1.7m were incurred in the second half of 2001 in concluding research on, and winding up the operation of, an early stage investment in disease profiling. An investment of £4.0m was made in the research project in the first half of 2001, which has been charged to operating activities.

     In 2001, costs of £8.5m were accrued in relation to the decision to terminate the group’s lease at the Harwell site following a complete cessation of the group’s activities at this location. The costs relate primarily to asset write offs and decommissioning costs.

     During 2001, the group sold its 29% interest in Nycomed Pharma. The group recorded a profit on the transaction of £55.3m after charging costs associated with the disposal.

     In 2001, the minority impact was £2.0m relating to exceptional items charged to operating profit. In 2002, no exceptional items have been charged to operating profit.

5.	Tax on profit on ordinary activities

			12 months to
		12 months to	31 Dec 2001
	Note	31 Dec 2002	Restated

UK corporation tax at 30% (2001 — 30%)
Current		4.0	23.0
Double tax relief		(8.2)	(15.4)

		(4.2)	7.6
Overseas taxation		83.9	69.3
Over-provision in respect of prior years		(18.6)	(0.6)
Share of joint venture and associates		10.1	11.7

Total current tax		71.2	88.0

Deferred tax
Origination and reversal of timing differences		7.1	13.8
Prior year deferred tax movement		16.0	(4.8)
		23.1	9.0

Tax before exceptional items		94.3	97.0
Exceptional items	3	(9.2)	(0.5)

		85.1	96.5

     The group’s tax charge has benefited from a net over-provision in respect of prior years of £2.6m, (net movement between current and deferred tax). This is principally as a result of the favourable settlement of earlier years’ taxation issues. Furthermore, as a result of the purchase of the 45% minority interest in Amersham Biosciences in the year and the subsequent formation of a US consolidated tax group, it has been possible to recognise certain tax losses in the US. The deferred tax benefit arising has been treated as an exceptional item.

6.	Dividends paid and proposed

	12 months to	12 months to
	31 Dec 2002	31 Dec 2001

	£m	£m
Paid — interim dividend of 2.65p per share (2001 — 2.35p per share)	21.3	14.9
Proposed — final dividend of 5.15p per share (2001 — 4.75p per share)	36.0	30.3

	57.3	45.2

     Dividends paid of £21.3m contains £2.9m relating to the final 2001 dividend paid to holders of 57.5m new ordinary shares which were issued by means of a placing on 18 March 2002.

     A final dividend of 5.15p per share is proposed, bringing the total dividend for the year to 7.80p.

7.	Earnings per ordinary share

     Basic earnings per ordinary share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue in the year, excluding those held by employee share trusts. For diluted earnings per ordinary share, the weighted average number of ordinary shares is adjusted to assume conversion of all potentially dilutive ordinary shares.

     The calculation of earnings per ordinary share is based on the following attributable profit and weighted average number of shares.

			12 months to
	12 months to		31 Dec 2001
	31 Dec 2002		Restated

	£m	p	£m	p
Attributable profit
Profit attributable to shareholders — basic	178.7	26.1	210.7	33.2
Add back the following items Exceptional items	—	—	(46.6)	(7.3)
Goodwill amortisation	36.6	5.3	11.7	1.9
Adjust for related amounts of Taxation	(9.2)	(1.3)	(0.5)	(0.1)
Minority interest	(1.3)	(0.2)	(6.7)	(1.1)

Profit attributable to shareholders before exceptional items and goodwill amortisation	204.8	29.9	168.6	26.6

Average number of shares
Basic	684.7m		634.4m
Dilution effect of outstanding share options	4.0m		4.3m
Diluted	688.7m		638.7m

Earnings per ordinary share
- basic		26.1p		33.2p
- before exceptional items and goodwill amortisation		29.9p		26.6p
- diluted (after exceptional items and goodwill amortisation)		25.9p		33.0p

     Earnings per ordinary share before exceptional items and goodwill amortisation is presented in order to show the impact on earnings of non-recurring items and goodwill.

8.	Purchase of 45% minority interest holding in Amersham Biosciences

     On 21 March 2002, the group completed the purchase of the 45% minority interest in Amersham Biosciences from Pharmacia Corporation.

     The purchase consideration was £704.1m of cash, plus costs associated with the purchase of £4.5m. The purchase was financed by a placing of 57.5 million new ordinary shares on 18 March 2002, which generated £397.0m after costs of issue, together with the use of existing cash resources and drawings under the group’s committed bank facilities.

     45% of the net assets of Amersham Biosciences acquired under the purchase amounted to £16.3m after provisional fair value adjustments of £12.5m, related primarily to the upward revaluation of tangible fixed assets, and elimination of 45% of Amersham Biosciences goodwill of £63.9m, giving rise to goodwill of £692.3m on the transaction. Goodwill will be amortised over 20 years from the date of purchase.

9.	Net cash flow from operating activities

	12 months to	12 months to
	31 Dec 2002	31 Dec 2001

	£m	£m
Total operating profit before exceptional items	273.2	280.8
Share of operating profit of joint venture and associates	(23.2)	(26.1)
Depreciation and amortisation	116.4	80.0
Loss on sale of tangible fixed assets	1.5	0.3
(Decrease)/increase in provisions	(6.8)	1.3
(Increase) in stocks	(19.9)	(12.1)
Decrease/(increase) in debtors	5.3	(16.8)
(Decrease)/increase in creditors	(1.0)	34.9

Net cash inflow from operating activities before exceptional items	345.5	342.3
Exceptional items	—	12.0

Net cash inflow from operating activities	345.5	354.3

10.	Analysis of net debt

	As at		Exchange	As at
	1 Jan 2002	Cash flow	movements	31 Dec 2002

	£m	£m	£m	£m
Cash at bank and in hand	56.9	(30.3)	6.1	32.7
Overdrafts	(11.1)	4.0	(0.1)	(7.2)

	45.8	(26.3)	6.0	25.5
Liquid resources	96.5	(74.5)	0.1	22.1
Loans due within one year	(19.7)	(14.7)	(3.0)	(37.4)
Loans due after more than one year	(148.0)	(133.6)	89.1	(192.5)

Net debt	(25.4)	(249.1)	92.2	(182.3)

11.	Restatement of Prior Years

     Following the introduction of Financial Reporting Standard 19, ‘Deferred Taxation’ in 2002, the group has changed its accounting policy with respect to deferred taxation. Under the previous policy, provision was made for deferred taxation, using the liability method, on all material timing differences to the extent that it was probable that an asset or liability would crystallise. Under the revised accounting policy, liabilities will be recognised for most types of timing differences regardless of whether they are anticipated to reverse in the foreseeable future. Deferred taxation assets will be recognised to the extent that it is more likely than not that they will reverse.

     The adjustments required to shareholders’ funds are set out below:

	12 months	12 months
	to 31 Dec	to 31 Dec
	2001	2000

	£m	£m
Adjustment to opening shareholders’ funds	8.5	—
Effect of adoption of FRS19 at January 1, 2001	—	12.3
Reverse deferred tax provision under SSAP 15	4.5	—
Deferred tax provision under FRS 19	(9.0)	—
Attributable to minority interest – FRS 19	0.4	(3.8)

Adjustment to closing shareholders’ funds	4.4	8.5

     In the year ended 31 December 2001, deferred tax charged under FRS 19 amounted to £9.0m; this would have been £4.5m under SSAP 15. For the year ended 31 December 2002, deferred tax charged under FRS 19 amounted to £23.1m; this would have been £18.9m under SSAP 15.

12.	Post balance sheet events

     On 26 February 2003 the group announced a restructuring of its discovery systems business area. The restructuring programme, which will deliver a more efficient manufacturing cost base and focusing research & development on fewer sites will result in the loss of approximately 400 jobs. The group will incur one off costs in the range of £45-50m, which is expected to result in savings running at the rate of £30-35m per annum by the end of 2004.

CAUTIONARY STATEMENT FOR PURPOSES OF THE ‘SAFE HARBOR’ PROVISIONS OF THE
UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     The Private Securities Litigation Reform Act of 1995 provides for a safe harbor for forward-looking statements. This preliminary report contains words such as ‘believe’, ‘expect’ and ‘anticipate’ and similar expressions, that identify forward-looking statements, which reflect the Company’s views about future events and financial performance. Such forward-looking statements relate to the outlook of Amersham plc, including in particular, the expected growth of certain of the Group’s products or the markets for those products and the impact of currency movements during 2003. Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond the control of the Company.

     The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

(i)	Changes in demand for the products of Amersham plc worldwide or the markets for those products as well as changes in management’s expectation of the development of new markets and the timing of completion of various trials leading to the introduction of new products.

(ii)	Changes in the cost or supply of raw materials, changes in interest rates and the impact of competition; and

(iii)	Price controls and price reductions, fluctuations in exchange rates for foreign currencies, changes in governmental regulation, and the risk of loss of patents or trademarks.

     Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date on which they are made, and the Company does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.